UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

(Name of Issuer)

 Claude J. Ranoux

COMMON STOCK, PAR VALUE $0.001 PER SHARE

    INVO Bioscience Inc. Common Shares Par Value $0,0001

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44984F104

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          Claude Ranoux, 8 Chestnut Street, Winchester, MA 01890, Tel: 781 729-8408

Date

07/ 28/ 2017

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Claude Ranoux
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PERSONAL
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,973,122
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 26,973,122
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,973,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% (1)
14	TYPE OF REPORTING PERSON* IN

(1)

Based on a total of 140,596,646 shares of our common stock outstanding as of 07/ 28/ 2017

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of INVO Bioscience Inc. (the “Company”), which has its principal executive offices at 407R Mystic Avenue, Suite 34C Medford, MA 02155.

Item 2.  Identity and Background.

This statement is being filed by Claude Ranoux, a citizen of the United States of America (the “Reporting Person”). On September 20, 2016, the Reporting Person was removed from his position of President (8-K) and on 04/05/2017, he resigned from his position of Board Director of INVO Bioscience(8-K). The Reporting Person’s business address is 8 Chestnut Street, Winchester, MA 01890.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On July 28,2017, Mrs. Brigitte Murset Ranoux acquired 500,000 shares of INVO Bioscience issued by Mr. Claude Ranoux from his aggregated amount of 26,973,122 shares that he beneficially owned. Mrs. Brigitte Murset-Ranoux got these 500,000 shares as a part of her compensation for the divorce with Mr. Claude Ranoux. Mrs. Brigitte Murset-Ranoux got these shares at value per traded share of $0.0001 (total value $50).

ACQUEROR

Mrs. Brigitte Murset-Ranoux

  Address: 8 Chestnut Street, Winchester, MA 01890.

Item 4.  Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The shares of Common Stock to which this Schedule 13D relates are held by the Reporting Person as an investment.  The Reporting Person disclaims any membership in a group relating to the Company.

The Reporting Person does not have any plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company's board of directors; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of July 28, 2017, the Reporting Person beneficially owned 26,973,122 shares of Common Stock (the “Shares”).  Since 140,596,646 shares of Common Stock were outstanding as of July 28, 2017, the Shares constitute approximately 19.2% of the shares of Common Stock issued and outstanding.

The Reporting Person has the sole power vote or direct the vote of, and to dispose of or direct the disposition of, the Shares.

The Reporting Person has effected a transaction in the Company’s Common Stock in the past 60 days. On June 19, 2017, the Reporting person has filed his first Form SC 13D with the SEC corresponding to this transaction. It was a sale of 100,000 shares of Common Stock with a value per traded shared at 30cents.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: 8/8/2017

/s/ Claude Ranoux

Name:

Claude Ranoux

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